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08026528

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2008 Estimated average burden hours per response. . .12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48686

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Castle Creek Financial LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6051 El Tordo
(No. and Street)

Rancho Santa Fe	CA	92067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Moody — 858-756-8300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLP
(Name - *if individual, state last, first, middle name)*

One Mid America Plaza, Suite 700, P.O. Box 3697	Oak Brook	IL	60522-3697
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
103

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/11/08

OATH OR AFFIRMATION

I, William J. Ruh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Castle Creek Financial LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER LIAN
COMM. #1676404
Notary Public - California
San Diego County
My Comm. Expires Jun. 19, 2010

By: Castle Creek Financial LLC

Signature

Executive Vice President

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)
Rancho Santa Fe, California

STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

CONTENTS

Crowe

Crowe Chizek and Company LLP

REPORT OF INDEPENDENT AUDITORS

To the Members of
Castle Creek Financial LLC

We have audited the accompanying statement of financial condition of Castle Creek Financial LLC (the Company) as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. The statement of financial condition of Castle Creek Financial LLC as of December 31, 2006 was audited by other auditors whose report dated February 26, 2007, expressed an unqualified opinion on the statement of financial condition.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Castle Creek Financial LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLP

Crowe Chizek and Company LLP

Oak Brook, Illinois
February 4, 2008

CASTLE CREEK FINANCIAL LLC
(A Delaware Limited Liability Company)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash and cash equivalents	$ 123,000	$ 109,000
Prepaid expenses	23,000	19,000
Equity securities	1,330,000	-
Total assets	$ 1,476,000	$ 128,000
LIABILITIES AND MEMBERS' EQUITY		
Liabilities	$ -	$ 1,000
Members' equity	1,476,000	127,000
Total liabilities and members' equity	$ 1,476,000	$ 128,000

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Castle Creek Financial LLC (the Company), a Delaware Limited Liability Company, has been licensed by the Securities and Exchange Commission and the Financial Industry Regulatory Authority to operate as a broker/dealer. The Company does not directly solicit or execute securities transactions or hold funds or securities, or owe money or securities to customers. The Company also does not carry accounts of or for customers.

The Company was formed on March 20, 1996 primarily to facilitate acquisitions and mergers and to provide advisory services. The Company earns advisory and placement fees for its services to clients. The Company is a limited liability company. Limited liability companies (LLCs) are formed in accordance with the laws of the state in which they are organized. LLCs are generally unincorporated associations of two or more persons, their members have limited personal liability for the obligations or debts of the entity, and they are classified as a company for federal income tax purposes. The Company is made of eight members. Eggemeyer Corp., WJR Advisory Corp., and Legions III Corp. own 40.0%, 20.0%, and 12.5% of the Company, respectively. The other members each own less than 10%. In accordance with the operating agreement of the Company, the terms of the Company shall be 99 years unless the Company is dissolved earlier in accordance with the provisions of the operating agreement or the Delaware Limited Liability Company Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Actual results may differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Equity Securities: Equity security transactions are recorded on the trade date. Equity securities are carried at fair value.

The Company utilizes a valuation methodology to determine the fair value (consensus value) of equity securities. Under this methodology, the current market (bid) price, a discounted cash flow model price, and a peer group valuation price are determined. From an evaluation of these values, the Company determines the consensus value per share. If the consensus value is deemed too high, then a lower value that is more reflective of an appropriate value (modified value) may be established. The lower of the consensus value or modified value is multiplied by the number of shares owned to determine the fair value.

(Continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value estimates are made at a specific point in time and are based on relevant market information and information about the securities. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Income Taxes: No income tax provision has been recorded in the Company's financial statements because the liability is that of the individual members and not the Company.

NOTE 3 - SCHEDULE OF EQUITY SECURITIES

The cost and fair value of equity securities at December 31, 2007 is as follows:

	Number of Shares	Cost	Fair Value
The BANKshares, Inc.	133,037	$ 1,330,000	$ 1,330,000

NOTE 4 - RELATED PARTIES

Under the Partnership agreements of Castle Creek Capital Partners Fund IIa, LP (Fund IIa), Castle Creek Capital Partners Fund IIb, LP (Fund IIb), and Castle Creek Capital Partners Fund III, LLC (Fund III) (collectively, the Funds), each deemed a related party of the Company, the Company may provide advisory services to Portfolio Companies in which the Funds invest and other entities which are not Portfolio Companies. In the event the Company earns advisory fees from Portfolio Companies, the Company is to pay the respective fund's partnership management fees to Castle Creek Capital LLC (CCC), the general partner of Fund IIa and Fund IIb, and Castle Creek Advisors, LLC (CCA), the manager of Fund III, in an amount equal to the respective fund's fully diluted percentage profit interest in such Portfolio Company, divided by 100%. In the event the Company earns advisory fees (as defined in the partnership agreements), from non-portfolio companies, the Company is to pay the respective fund's partnership management fees to CCC and CCA in an amount equal to 10% of the net fees received.

(Continued)

NOTE 4 - RELATED PARTIES (Continued)

For the year ended December 31, 2007, the Company provided advisory services to State National Bancshares and to The BANKshares, Inc. State National Bancshares, prior to the transaction, was a Portfolio Company of Fund IIa and IIb; however, no management fee offset was paid to CCC because Fund IIa and Fund IIb had no ownership interest in State National Bancshares at the close of the transaction. For the year ended December 31, 2006, the Company provided advisory services to First Community Bancorp, a Portfolio Company of Fund IIa and Fund IIb and First Chicago Bank, a Portfolio Company of Fund III. For the years ended December 31, 2007 and 2006, the Company did not provide advisory services to non-portfolio companies.

At December 31, 2007 and 2006, the Company owes no amounts to related parties and has no amounts due from related parties.

The Company maintains bank accounts with Pacific Western Bank, whose holding company is a Portfolio Company of Fund IIa and Fund IIb.

NOTE 5 - NET CAPITAL

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain "net capital," as defined by the Rule, equal to the greater of $5,000 or 6-2/3% of "total aggregate indebtedness," as defined. As of December 31, 2007 and 2006, the Company had excess "net capital" of $118,000 and $103,000, which is the capital in addition to its minimum required capital of $5,000.

NOTE 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no borrowings under subordination agreements at December 31, 2007 or 2006.

END